Exhibit 99.1

Fury Announces Executive Management Change

Toronto, Canada – August 18, 2021 – Fury Gold Mines Limited (TSX and NYSE American: FURY) (“Fury” or the “Company”) today announces that Michael Timmins has resigned as President, Chief Executive officer and as a director of the Company, to focus on professional and family commitments, effective immediately.

The Company also announces that it has appointed Tim Clark, a current director of the Company who also serves on the Audit committee, to the position of Chief Executive Officer and Director replacing Mr. Timmins. Mr. Clark brings 23 years of global capital markets experience with numerous major US, European and Canadian banks. Over the years, he has developed strong working relationships with Tier 1 institutional investors throughout the United States providing corporate strategy, and peer and financial analysis and insights on corporates within the materials, commodities and mining sectors. Mr. Clark holds a Bachelor of Economics from the University of Massachusetts (Amherst) and a Master of Business Administration in Finance and Accounting from Vanderbilt University.

"On behalf of the board of directors, I would like to thank Mike for his services over the last year and wish him well in his future endeavours," said Ivan Bebek, Fury's Chair. "With Tim assuming the senior leadership role, the Company which is undertaking aggressive gold exploration programs with several high priority assays pending and his strong capital markets background the outlook is extremely well served to realize full value for all stakeholders in the Company’s high quality high grade gold assets continues to carefully consider opportunities to grow its business in a manner that enhances our shareholders' investment."

About Fury Gold Mines Limited
Fury Gold Mines is a Canadian-focused gold exploration company strategically positioned in three prolific mining regions: James Bay, Quebec; the Kitikmeot Region Nunavut; and the Golden Triangle, British Columbia. Our vision is to deliver shareholder value by aggressively growing our multi-million ounce gold portfolio through additional significant gold discoveries in Canada. Fury Gold Mines was formed in 2020 following Auryn Resources Inc.'s reorganization and acquisition of Eastmain Resources Inc. Our core values are trust, respect, integrity and accountability. We actively engage with internal and external stakeholders in a transparent and honest manner, holdings ourselves to the highest - safety, governance and business standards. For more information on Fury Gold Mines, visit www.furygoldmines.com ..

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Vice President, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com